Exhibit 99.1

NOMAD FOODS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE PERIODS ENDED JUNE 30, 2016

FELTHAM, United Kingdom, August 25, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad Foods” or the “Company”) (NYSE: NOMD), today issues the following trading update for the three and six month periods ended June 30, 2016.

Reported Results

Nomad Foods is presenting as reported consolidated operating results and financial information for the three and six months ended June 30, 2016.

Highlights for the three months ended June 30, 2016

•	Revenue for the three months ended June 30, 2016 was €455.9 million, resulting in a €7.3 million loss after tax, which includes exceptional items of €55.1 million.

•	For the three months ended June 30, 2015, revenue was €102.8 million, resulting in a loss after tax of €396.6 million, primarily resulting from exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €349.0 million.

•	For the three months ended June 30, 2016, loss per share was €0.04 compared to a loss per share of €4.41 in the three months ended June 30, 2015.

Highlights for the six months ended June 30, 2016

•	Revenue for the six months ended June 30, 2016 was €1,003.0 million, resulting in a €34.9 million profit after tax, which includes exceptional items of €78.2 million.

•	For the six months ended June 30, 2015, revenue was €102.8 million, resulting in a loss after tax of €541.0 million, primarily resulting from exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €492.6 million.

•	For the six months ended June 30, 2016, earnings per share was €0.19 compared to a loss per share of €7.73 in the six months ended June 30, 2015.

As Adjusted and Pro Forma As Adjusted Results

Highlights for the three months ended June 30, 2016

Nomad Foods is presenting As Adjusted financial information for the three months ended June 30, 2016. As Adjusted financial information for the three months ended June 30, 2016 includes the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is presenting Pro Forma As Adjusted financial information for the three months ended June 30, 2015. Pro Forma As Adjusted financial information for the three months ended June 30, 2015 includes the reported results of Nomad Foods for such period, which includes the results of Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) from June 1, 2015 and (i) the reported results of the Iglo Group for the two months ended May 31, 2015; and (ii) the consolidated carve out results of Findus Sverige AB and its subsidiaries (the “Findus Group”) for the three months ended June 30, 2015. The Pro Forma As Adjusted results have been normalised for transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

Please see the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the reported results of Nomad Foods.

Financial Information

€ in millions, except per share data	Reported/As Adjusted for the three months ended June 30, 2016	Pro Forma As Adjusted for the three months ended June 30, 2015	Difference	%
Revenue	455.9	488.0	(32.1)	(6.6%)
Gross profit	139.6	148.4	(8.8)	(5.9%)
Gross profit margin	30.6%	30.4%	0.2%	0.7%
Adjusted EBITDA	77.9	72.9	5.0	6.9%
Adjusted EBITDA margin	17.1%	14.9%	2.2%	14.8%
Adjusted profit for the period	35.4	31.6	3.8	12.0%
Adjusted basic and diluted earnings per share	€0.19	€0.18	€0.01	5.6%

•	Revenue was down €32.1 million or 6.6%, year-on-year. Adjusting for currency impacts of €12.5 million and the exit from Russia of €1.6 million, the like for like decline was 3.8% - a 2.3% improvement on the rate of decline in the first quarter of 2016. As has been the case in the past few quarters, the decline in sales was driven by the Company’s three largest markets, namely the UK, Italy and to a lesser extent Germany, although each of these markets again showed reduced rates of decline year-on-year compared to the prior quarter.

•	Gross Profit declined €8.8 million compared to the Pro Forma As Adjusted Gross Profit, driven primarily by lower sales volumes and product mix partially offset by favourable pricing impacts.

•	Gross Profit Margin improved by 0.2% compared to the Pro Forma As Adjusted Gross Profit Margin, driven by favourable pricing impacts, improved trade terms management and a reduction in input costs.

•	As Adjusted EBITDA for the three months ended June 30, 2016 improved by €5.0 million to €77.9 million, representing 17.1% of revenues. This was due to the reduction in Gross Profit as discussed above, offset by €12.1 million lower advertising and promotion (“A&P”) investment as the Company re-phased advertising spend to align with the anticipated launch of the new advertising in the second half of the year and €2.1 million lower year-on-year indirect costs as a result of synergy realisation and benefits from the Company’s lean reorganisation programme.

•	As Adjusted Earnings per Share increased by 1 Euro cent year-on-year, due to the increase in As Adjusted Profit for the period.

Highlights for the six months ended June 30, 2016

Nomad Foods is presenting As Adjusted financial information for the six months ended June 30, 2016. As Adjusted financial information for the six months ended June 30, 2016 includes the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is presenting Pro Forma As Adjusted financial information for the six months ended June 30, 2015. Pro Forma As Adjusted financial information for the six months ended June 30, 2015 includes the reported results of Nomad Foods for such period, which includes the results of the Iglo Group from June 1, 2015 and (i) the reported results of the Iglo Group for the five months ended May 31, 2015; and (ii) the consolidated carve out results of the Findus Group for the six months ended June 30, 2015. The Pro Forma As Adjusted results have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

Please see the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the reported results of Nomad Foods.

Financial Information

€ in millions, except per share data	Reported/As Adjusted for the six months ended June 30, 2016	Pro Forma As Adjusted for the six months ended June 30, 2015	Difference	%
Revenue	1,003.0	1,058.8	(55.8)	(5.3%)
Gross profit	307.1	327.1	(20.0)	(6.1%)
Gross profit margin	30.6%	30.9%	(0.3%)	(1.0%)
Adjusted EBITDA	177.7	178.5	(0.8)	(0.4%)
Adjusted EBITDA margin	17.7%	16.9%	0.8%	4.7%
Adjusted profit for the period	88.4	89.8	(1.4)	(1.6%)
Adjusted basic and diluted earnings per share	€0.48	€0.50	(€0.02)	(4.0%)

•	Revenue was down €55.8 million or 5.3%, year-on-year. Adjusting for currency impacts of €18.1 million, the exit from Russia of €2.5 million, an additional trading day in the three months ended March 31, 2016 due to the leap year of (€9.5) million and the business acquisition of La Cocinera in Spain of (€8.3) million, the like for like decline was 5.0%. As has been the case in the past few quarters, the decline in sales was driven by the Company’s three largest markets, namely the UK, Italy and Germany, although each of these markets showed a reduced rate of decline year-on-year compared to the second half of 2015.

•	Gross Profit declined €20.0 million compared to the Pro Forma As Adjusted Gross Profit, driven primarily by lower sales volumes.

•	Gross Profit Margin declined by 0.3% compared to the Pro Forma As Adjusted Gross Profit Margin, driven by an adverse mix and the dilutive effect of the La Cocinera acquisition, partly offset by favourable pricing, improved trade terms management and a reduction in input costs.

•	As Adjusted EBITDA for the six months ended June 30, 2016 decreased by €0.8 million to €177.7 million, representing 17.7% of revenues. This was due to the reduction in Gross Profit discussed above, offset by €15.0 million lower A&P investment as the Company re-phased advertising spend to align with the anticipated launch of the new advertising in the second half of the year and €3.8 million lower year-on-year indirect costs as a result of synergy realisation and benefits from the Company’s lean reorganisation programme.

•	As Adjusted Earnings per Share decreased by 2 Euro cents year-on-year, due to the decrease in As Adjusted Profit for the period.

Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We managed to successfully slow the rate of sales decline for the third successive quarter amidst challenging market conditions and have now halved the rate of decline since the trough in the three months ended September 30, 2015. We have maintained margins and cash generation consistent with our internal outlook. As we continue to implement our strategy and our actions start to reach the market place through the balance of the year, I am encouraged by our progressive quarterly improvement to the top line trend. We are highly confident of delivering our forecast synergies from combining the Findus and Iglo businesses and I am pleased with our progress to date on both integration and footprint consolidation. We remain committed to long-term value creation and I am encouraged with the team spirit being displayed during this turnaround phase.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We believe that Stéfan and the whole Nomad Foods team have identified the correct strategy and are making the right decisions. There are encouraging indicators in “Must Win Battles” and we are pleased with our progress to date. Our immediate priority remains stabilizing our top line and further improving our strong foundation to support long-term value creation.”

Conference Call

A conference call with members of the executive management team will be held to discuss the results with additional comments and details.

The conference call is scheduled to begin at 8:30 AM Eastern Daylight Time on Thursday, August 25, 2016. To participate on the live call listeners in North America may dial 888-819-8038 and international listeners may dial 913-312-6670.

Additionally, there will be a presentation to accompany the conference call and the call is being webcast and both can be accessed at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing 877-870-5176 and by international listeners by dialing 858-384-5517; the replay pin number is 8709528.

As Adjusted and Pro Forma As Adjusted Financial Information

As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods. Pro Forma As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods, as well as the historical financial statements of the Iglo Group and the Findus Group and has been prepared to reflect the acquisition of both the Iglo Group and the Findus Group and the changes in the financing structure associated with the acquisition of both Groups. As Adjusted and Pro Forma As Adjusted financial information should be read in conjunction with the audited financial statements of Nomad Foods included in this press release.

The As Adjusted and Pro Forma adjustments presented herein are based upon certain assumptions that Nomad Foods believes to be reasonable. As Adjusted and Pro Forma As Adjusted financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition of the Iglo Group or the Findus Group occurred on an earlier date, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined group will experience. The Pro Forma As Adjusted financial information was not prepared in accordance with the SEC’s rules and standards relating to pro forma financial information and does not reflect the cost of any integration or benefits from the acquisition of the Iglo Group and Findus Group that may be derived in the future.

Non-IFRS Financial Measures

Nomad Foods also utilizes certain additional key performance indicators described below. Nomad Foods believe these indicators provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of EBITDA, As Adjusted EBITDA, As Adjusted EBITDA margin, As Adjusted profit, As Adjusted basic and diluted earnings per share, revenue adjusted for certain items, Pro Forma As Adjusted financial information and As Adjusted operating cash flow before tax may be different from the calculations used by other companies and comparability may therefore be limited. EBITDA, As Adjusted EBITDA, As Adjusted EBITDA margin, As Adjusted profit, As Adjusted basic and diluted earnings per share, revenue adjusted for certain items, Pro Forma As Adjusted financial information and As Adjusted operating cash flow before tax are non-IFRS measures and you should not consider them an alternative or substitute for Profit or Loss after tax as a measure of operating performance.

EBITDA is Profit/Loss before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. Pro Forma As Adjusted EBITDA is As Adjusted EBITDA further adjusted to add the results of the Iglo Group and Findus Group to the reported results of Nomad Foods for periods when the Iglo Group and the Findus Group, respectively, were not owned by Nomad Foods. As Adjusted Operating cash flow before tax is As Adjusted EBITDA adjusted for working capital movement, movements in employee benefits and provisions and capital expenditures.

We believe EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax are useful indicators and can assist securities analysts, investors and other parties to perform their own evaluations. Accordingly, the information has been disclosed to permit a more complete and comprehensive analysis of our operating performance. EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of these companies. You should exercise caution in comparing EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax with similarly titled measures of other companies. EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax are not measures of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Nomad Foods Limited As Reported

Statement of Profit or Loss (unaudited)

Three months ended June 30, 2016 and June 30, 2015

	Three months ended June 30, 2016 € millions	Three months ended June 30, 2015 € millions
Revenue	455.9	102.8
Cost of sales	(316.3)	(95.9)

Gross profit	139.6	6.9
Other operating expenses	(74.8)	(19.2)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	(348.6)
Exceptional items	(55.1)	(20.9)

Operating profit/(loss)	9.7	(381.8)
Finance income	3.6	0.9
Finance costs	(21.5)	(15.0)

Net financing costs	(17.9)	(14.1)

Loss before tax	(8.2)	(395.9)
Taxation	0.9	(0.7)

Loss for the period attributable to Parent Company	(7.3)	(396.6)

Basic and diluted loss per share
Loss for the period in € millions	(7.3)	(396.6)
Weighted average shares outstanding	183,570,821	89,935,672
Basic and diluted loss per share in €	(0.04)	(4.41)

Nomad Foods Limited As Reported

Statement of Profit or Loss (unaudited)

Six months ended June 30, 2016 and June 30, 2015

	Six months ended June 30, 2016 € millions	Six months ended June 30, 2015 € millions
Revenue	1,003.0	102.8
Cost of sales	(695.9)	(95.9)

Gross profit	307.1	6.9
Other operating expenses	(154.8)	(19.4)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	(492.2)
Exceptional items	(78.2)	(21.5)

Operating profit/(loss)	74.1	(526.2)
Finance income	19.2	0.9
Finance costs	(42.8)	(15.0)

Net financing costs	(23.6)	(14.1)

Profit/(loss) before tax	50.5	(540.3)
Taxation	(15.6)	(0.7)

Profit/(loss) for the period attributable to Parent Company	34.9	(541.0)

Basic earnings/(loss) per share
Profit/(loss) for the period in € millions	34.9	(541.0)
Weighted average shares outstanding	183,348,069	69,980,337
Basic earnings/(loss) per share in €	0.19	(7.73)
Diluted earnings/(loss) per share
Profit/(loss) for the period in € millions	34.9	(541.0)
Weighted average shares outstanding	183,380,256	69,980,337
Diluted earnings/(loss) per share in €	0.19	(7.73)

Nomad Foods Limited As Reported

Statement of Financial Position

As at June 30, 2016 (unaudited) and December 31, 2015 (audited)

	As at June 30, 2016 € millions	As at December 31, 2015 € millions
Non-current assets
Goodwill	1,688.7	1,676.8
Intangibles	1,726.9	1,729.6
Property, plant and equipment	300.1	318.2
Other receivables	0.3	—
Deferred tax assets	58.6	60.6

Total non-current assets	3,774.6	3,785.2

Current assets
Cash and cash equivalents	505.6	618.7
Inventories	285.6	319.6
Trade and other receivables	113.7	118.7
Indemnification assets	61.3	77.8
Capitalized borrowing costs	5.0	5.0
Derivative financial instruments	5.5	4.7

Total current assets	976.7	1,144.5

Total assets	4,751.3	4,929.7

Current liabilities
Bank overdrafts	232.0	432.6
Derivative financial instruments	3.6	1.4
Current tax payable	114.7	97.7
Trade and other payables	404.3	422.3
Provisions	108.8	86.7

Total current liabilities	863.4	1,040.7

Non-current liabilities
Loans and borrowings	1,457.8	1,491.1
Employee benefits	213.7	168.9
Trade and other payables	1.4	1.6
Deferred tax liabilities	326.3	339.3

Total non-current liabilities	1,999.2	2,000.9

Total liabilities	2,862.6	3,041.6

Net assets	1,888.7	1,888.1

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,800.5	1,762.4
Share based compensation reserve	0.7	0.1
Founder Preferred Share Dividend reserve	493.4	531.5
Translation reserve	80.7	84.5
Cash flow hedging reserve	2.2	1.1
Accumulated deficit	(488.8)	(491.5)

Total equity	1,888.7	1,888.1

Nomad Foods Limited As Reported

Statement of Cash Flows (unaudited)

For the six months ended June 30, 2016 and the six months ended June 30, 2015

	For the six months ended June 30, 2016 € millions	For the six months ended June 30, 2015 € millions
Cash flows from operating activities
Profit/(loss) for the period	34.9	(541.0)
Reconciliation of profit/(loss) to net cash provided by operating activities:
Exceptional items	78.2	21.5
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount and Warranty Redemption Amount	—	492.2
Non-cash fair value purchase price adjustment of inventory	—	26.0
Share based payment expense	0.6	—
Depreciation and amortization	24.8	2.7
Loss on disposal of property, plant and equipment	0.2	—
Finance costs	42.8	15.0
Finance income	(19.2)	(0.9)
Taxation	15.6	0.7

Operating cash flow before changes in working capital, provisions and exceptional items	177.9	16.2
Decrease/(increase) in inventories	25.2	(4.1)
(Increase)/decrease in trade and other receivables	(3.7)	24.7
(Decrease)/increase in trade and other payables	(8.3)	22.7
(Decrease)/increase in employee benefits and other provisions	(2.0)	0.4

Cash generated from operations before tax and exceptional items	189.1	59.9
Cash flows relating to exceptional items	(32.0)	(73.0)
Tax paid	(5.4)	(1.4)

Net cash generated from/(used in) operating activities	151.7	(14.5)

Cash flows from investing activities
Purchase of Iglo, net of cash acquired	—	(682.1)
Contingent consideration for purchase of Frudesa brand	(8.0)	—
Purchase of property, plant and equipment	(12.2)	(1.6)
Purchase of intangibles	(0.1)	—
Purchase of portfolio investments	—	(320.6)
Redemption of portfolio investments	—	178.3

Net cash used in investing activities	(20.3)	(826.0)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	—	1,014.2
Repayment of loan principal	—	(490.0)
Net payment of finance leases	(0.4)	—
Payment of financing fees	—	(5.4)
Interest paid	(35.5)	(11.5)
Interest received	4.6	0.1

Net cash (used in)/generated from financing activities	(31.3)	507.4

Net increase/(decrease) in cash and cash equivalents	100.1	(333.1)

Cash and cash equivalents at beginning of period	186.1	402.2
Effect of exchange rate fluctuations	(12.6)	60.1

Cash and cash equivalents at end of period(a)	273.6	129.2

(a)	Cash and cash equivalents comprise cash at bank of €505.6 million less bank overdrafts of €232.0 million (June 30, 2015: cash at bank of €608.0 million less bank overdrafts of €478.8 million).

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the three months ended June 30, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statement of Profit or Loss (unaudited)

Three Months Ended June 30, 2016

€ in millions, except per share data	As reported for the three months ended June 30, 2016	Adjustments		As Adjusted for the three months ended June 30, 2016
Revenue	455.9	—		455.9
Cost of sales	(316.3)	—		(316.3)

Gross profit	139.6	—		139.6
Other operating expenses	(74.8)	0.4	(a)	(74.4)
Exceptional items	(55.1)	55.1	(b)	—

Operating profit	9.7	55.5		65.2
Finance income	3.6	(1.3)		2.3
Finance costs	(21.5)	—		(21.5)

Net financing costs	(17.9)	(1.3	)(c)	(19.2)

(Loss)/profit before tax	(8.2)	54.2		46.0
Taxation	0.9	(11.5	)(d)	(10.6)

(Loss)/profit for the period	(7.3)	42.7		35.4

Weighted average shares outstanding - basic(e)	183,570,821			183,570,821
Basic (loss)/earnings per share	(0.04)			0.19
Weighted average shares outstanding – diluted(f)	183,570,821			183,600,409
Diluted (loss)/earnings per share	(0.04)			0.19

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) three months ended June 30, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate (€1.3) million of non-cash foreign exchange translation gains.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Basic weighted average shares outstanding includes the 2015 Non-Executive Directors Restricted Stock Award shares from the date of vesting.
(f)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2015 and 2016 Non-Executive Directors Restricted Stock Awards.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the three months ended June 30, 2016 to the reported results of Nomad Foods for such period.

EBITDA and As Adjusted EBITDA (unaudited)

Three Months Ended June 30, 2016

€ in millions	As reported for the three months ended June 30, 2016
Loss before tax	(8.2)
Net financing costs	17.9
Depreciation	11.0
Amortization	1.7

EBITDA	22.4
Exceptional items:
Transactions related costs	0.7	(a)
Costs related to management incentive plans	0.7	(b)
Investigation of strategic opportunities	1.6	(c)
Supply chain reconfiguration	39.7	(d)
Other restructuring costs	(0.9	)(e)
Integration costs	8.3	(f)
Remeasurement of indemnification assets	5.0	(g)
Other Adjustments:
Share based payment charge	0.4	(h)
As Adjusted EBITDA(i)	77.9
Working capital movement	20.2
Decrease in employee benefits and other provisions	(0.7)
Capital expenditure	(6.5)

As Adjusted operating cash flow before tax	90.9

(a)	Elimination of costs incurred in relation to completed acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(e)	Elimination of other restructuring costs associated with operating locations.
(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(g)	Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.
(h)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan
(i)	As Adjusted EBITDA margin 17.1% for the three months ended June 30, 2016 is calculated by dividing As Adjusted EBITDA by As Adjusted revenue.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended June 30, 2015 to the reported results of Nomad Foods for such period.

Pro Forma As Adjusted Statement of Profit or Loss (unaudited)

Three Months Ended June 30, 2015

€ in millions, except per share data	As reported for the three months ended June 30, 2015	Add Iglo Group unaudited results for the two months ended May 31, 2015	Add Findus Group unaudited results for the three months ended June 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended June 30, 2015
Revenue	102.8	242.8	150.6	496.2	(8.2	)(a)	488.0
Cost of sales	(95.9)	(159.4)	(116.3)	(371.6)	32.0	(b)	(339.6)

Gross profit	6.9	83.4	34.3	124.6	23.8		148.4
Other operating expenses	(19.2)	(46.7)	(24.2)	(90.1)	1.5	(c)	(88.6)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(348.6)	—	—	(348.6)	348.6	(d)	—
Exceptional items	(20.9)	(63.7)	3.3	(81.3)	81.3	(e)	—

Operating (loss)/profit	(381.8)	(27.0)	13.4	(395.4)	455.2		59.8
Finance income	0.9	1.6	1.2	3.7	(2.1)		1.6
Finance costs	(15.0)	(48.0)	(4.3)	(67.3)	46.9		(20.4)

Net financing costs	(14.1)	(46.4)	(3.1)	(63.6)	44.8	(f)	(18.8)

(Loss)/profit before tax	(395.9)	(73.4)	10.3	(459.0)	500.0		41.0
Taxation	(0.7)	(48.4)	(2.9)	(52.0)	42.6	(g)	(9.4)

(Loss)/profit for the period	(396.6)	(121.8)	7.4	(511.0)	542.6		31.6

Weighted average shares outstanding – basic and diluted(h)	89,935,672						179,342,960
Basic and diluted (loss)/earnings per share	(4.41)						0.18

(a)	Adjustments to (i) decrease revenue by (€8.1) million for the differential in trading days between year-on-year periods, (ii) eliminate a €0.1 million credit from intercompany trade between the Findus Group and Iglo Group for the three months ended June 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad Foods policies to reclassify (€0.2) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) decrease cost of sales by €5.1 million for the differential in trading days between year-on-year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (iii) increase depreciation expense by (€0.4) million net to reflect the Iglo and Findus PPA adjustments to the fair value of property, plant and equipment, (iv) eliminate (€0.1) million of intercompany trade between the Findus Group and Iglo Group for the three months ended June 30, 2015 and (v) reverse a €1.4 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€0.6) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.2 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €1.7 million Findus prior ownership corporate charge; and (iv) reflect accounting policy alignment between the Findus Group and Nomad Foods policies to reclassify €0.2 million of advertising and promotion expenses to revenue and increasing expense by (€nil) million, net, relating to the capitalization of new product development costs of €0.3 million and related amortization of (€0.3) million.
(d)	Adjustment to add back a Nomad Foods €348.6 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back exceptional items, which management believes are not representative of the Company’s operations. See table ‘Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended June 30, 2015’ for a detailed list of exceptional items.
(f)	Adjustment of €26.3 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and to eliminate €18.5 million of non-cash foreign exchange translation charges.
(g)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles Pro Forma EBITDA and Pro Forma As Adjusted EBITDA for the three months ended June 30, 2015 to the reported results of Nomad Foods for such period.

Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended June 30, 2015

€ in millions	As reported for the three months ended June 30, 2015	Add Iglo Group unaudited as reported for the two months ended May 31, 2015	Add Findus Group unaudited results for the three months ended June 30, 2015		Combined Pro Forma As Adjusted for the three months ended June 30, 2015
(Loss)/profit before tax	(395.9)	(73.4)	10.3		(459.0)
Net financing costs	14.1	46.4	3.1		63.6
Depreciation	2.5	5.0	3.9		11.4
Amortization	0.2	0.5	0.6		1.3

EBITDA	(379.1)	(21.5)	17.9		(382.7)
Exceptional items:
Transactions related costs	20.9	3.8	—	(a)	24.7
Purchase price adjustments to intangible assets	—	55.0	—	(b)	55.0
Costs related to management incentive plans	—	2.8	—	(c)	2.8
Investigation of strategic opportunities	—	1.5	—	(d)	1.5
Cisterna fire net costs	—	0.6	—	(e)	0.6
Restructuring costs	—	—	6.5	(f)	6.5
Gain on purchase of La Cocinera	—	—	(9.8	)(g)	(9.8)
Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption(h)					348.6
Iglo(i)					24.4
Findus(j)					1.3

Pro Forma As Adjusted EBITDA(k)					72.9

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo Group level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit or loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Adjustment to add back strategic review costs incurred at Iglo Group under prior ownership which are considered non-recurring.
(e)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(f)	Add back of restructuring costs incurred by the Findus Group in relation to various countries.
(g)	Adjustment to eliminate bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera in the three months ended June 30, 2015.
(h)	Adjustment to eliminate a €348.6 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(i)	Adjustments to (i) decrease EBITDA by (€3.0) million for the differential in trading days between year-on-year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (iii) eliminate a €1.4 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(j)	Adjustments to reflect accounting policy alignments between Findus Group and Nomad Foods policies; specifically expensing (€0.4) million of capitalized new product development costs and internal labor costs and eliminating a €1.7 million prior ownership corporate charge.
(k)	Pro Forma As Adjusted EBITDA margin 14.9% for the three months ended June 30, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by Combined Pro Forma As Adjusted revenue.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the six months ended June 30, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statement of Profit or Loss (unaudited)

Six Months Ended June 30, 2016

€ in millions, except per share data	As reported for the six months ended June 30, 2016	Adjustments		As Adjusted for the six months ended June 30, 2016
Revenue	1,003.0	—		1,003.0
Cost of sales	(695.9)	—		(695.9)

Gross profit	307.1	—		307.1
Other operating expenses	(154.8)	0.6	(a)	(154.2)
Exceptional items	(78.2)	78.2	(b)	—

Operating profit	74.1	78.8		152.9
Finance income	19.2	(14.5)		4.7
Finance costs	(42.8)	—		(42.8)

Net financing costs	(23.6)	(14.5	)(c)	(38.1)

Profit before tax	50.5	64.3		114.8
Taxation	(15.6)	(10.8	)(d)	(26.4)

Profit for the period	34.9	53.5		88.4

Weighted average shares outstanding - basic(e)	183,348,069			183,348,069
Basic earnings per share	0.19			0.48
Weighted average shares outstanding - diluted(f)	183,380,256			183,380,256
Diluted earnings per share	0.19			0.48

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) six months ended June 30, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate (€14.5) million of non-cash foreign exchange translation gains.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Basic weighted average shares outstanding includes shares issued as a dividend against Founder Preferred Shares in January 2016 and 2015 Non-Executive Restricted Stock Award shares from date of vesting.
(f)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2015 and 2016 Non-Executive Restricted Stock Awards.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the six months ended June 30, 2016 to the reported results of Nomad Foods for such period:

EBITDA and As Adjusted EBITDA (unaudited)

Six Months Ended June 30, 2016

€ in millions	As reported for the six months ended June 30, 2016
Profit before tax	50.5
Net financing costs	23.6
Depreciation	21.5
Amortization	3.3

EBITDA	98.9
Exceptional items:
Transactions related costs	1.7	(a)
Costs related to management incentive plans	1.9	(b)
Investigation of strategic opportunities	5.4	(c)
Cisterna fire costs	0.3	(d)
Supply chain reconfiguration	39.7	(e)
Other restructuring costs	(0.9	)(f)
Integration costs	12.5	(g)
Remeasurement of indemnification assets	17.6	(h)
Other Adjustments:
Share based payment charge	0.6	(i)
As Adjusted EBITDA(j)	177.7
Working capital movement	13.2
Increase in employee benefits and other provisions	(2.0)
Capital expenditure	(12.3)

As Adjusted operating cash flow before tax	176.6

(a)	Elimination of costs incurred in relation to completed acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Adjustment to add back incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.
(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(f)	Elimination of other restructuring costs associated with operating locations.
(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(h)	Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.
(i)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan
(j)	As Adjusted EBITDA margin 17.7% for the six months ended June 30, 2016 is calculated by dividing As Adjusted EBITDA by As Adjusted revenue.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the six months ended June 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statement of Profit or Loss (unaudited)

Six Months Ended June 30, 2015

€ in millions, except per share data	As reported for the six months ended June 30, 2015	Add Iglo Group unaudited results for the five months ended May 31, 2015	Add Findus Group unaudited results for the six months ended June 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the six months ended June 30, 2015
Revenue	102.8	640.3	310.3	1,053.4	5.4	(a)	1,058.8
Cost of sales	(95.9)	(417.9)	(240.5)	(754.3)	22.6	(b)	(731.7)

Gross profit	6.9	222.4	69.8	299.1	28.0		327.1
Other operating expenses	(19.4)	(109.5)	(47.2)	(176.1)	3.1	(c)	(173.0)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(492.2)	—	—	(492.2)	492.2	(d)	—
Exceptional items	(21.5)	(84.3)	1.2	(104.6)	104.6	(e)	—

Operating (loss)/profit	(526.2)	28.6	23.8	(473.8)	627.9		154.1
Finance income	0.9	2.0	3.3	6.2	(3.0)		3.2
Finance costs	(15.0)	(117.7)	(13.8)	(146.5)	105.7		(40.8)

Net financing costs	(14.1)	(115.7)	(10.5)	(140.3)	102.7	(f)	(37.6)

(Loss)/profit before tax	(540.3)	(87.1)	13.3	(614.1)	730.6		116.5
Taxation	(0.7)	(40.9)	(3.8)	(45.4)	18.7	(g)	(26.7)

(Loss)/profit for the period	(541.0)	(128.0)	9.5	(659.5)	749.3		89.8

Weighted average shares outstanding – basic and diluted(h)	69,980,337						179,315,200
Basic and diluted (loss)/earnings per share	(7.73)						0.50

(a)	Adjustments to (i) increase revenue by €6.6 million for the differential in trading days between year-on-year periods, (ii) eliminate (€0.4) million of intercompany trade between the Findus Group and Iglo Group for the six months ended June 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad Food policies to reclassify (€0.8) million of advertising and promotion expenses from other operating expenses for the Findus Group six month period.
(b)	Adjustments to (i) increase cost of sales by (€4.2) million for the differential in trading days between year-on-year periods, (ii) increase depreciation expense by (€1.0) million net to reflect purchase price accounting (PPA) adjustments to the fair value of property, plant and equipment, (iii) eliminate €0.4 million of intercompany trade between the Findus Group and Iglo Group for the six months ended June 30, 2015, (iv) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (v) reverse a €1.4 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€1.1) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.5 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €3.1 million Findus prior ownership corporate charge; and, (iv) reflect accounting policy alignment between Findus Group and Nomad Foods policies to reclassify €0.7 million of advertising and promotion expenses to revenue and increase expense by (€0.1) million, net, relating to the capitalization of new product development costs and related amortization.
(d)	Adjustment to add back a Nomad Foods €492.2 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back exceptional items, which management believes do not have a continuing impact. See table ‘Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited) six months ended June 30, 2015’ for a detailed list of exceptional items.
(f)	Adjustment of €67.8 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and to eliminate €34.9 million of non-cash foreign exchange translation charges.
(g)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles Pro Forma EBITDA and Pro Forma As Adjusted EBITDA for the six months ended June 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Six Months Ended June 30, 2015

€ in millions	As reported for the six months ended June 30, 2015	Add Iglo Group unaudited as reported for the five months ended May 31, 2015	Add Findus Group unaudited results for the six months ended June 30, 2015		Combined Pro Forma As Adjusted for the six months ended June 30, 2015
(Loss)/profit before tax	(540.3)	(87.1)	13.3		(614.1)
Net financing costs	14.1	115.7	10.5		140.3
Depreciation	2.5	11.3	7.3		21.1
Amortization	0.2	1.2	1.0		2.4

EBITDA	(523.5)	41.1	32.1		(450.3)
Exceptional items:
Transactions related costs	21.5	3.8	—	(a)	25.3
Purchase price adjustments to intangible assets	—	55.0	—	(b)	55.0
Costs related to management incentive plans	—	22.9	—	(c)	22.9
Investigation of strategic opportunities	—	1.3	—	(d)	1.3
Cisterna fire net costs	—	1.3	—	(e)	1.3
Restructuring costs	—	—	7.7	(f)	7.7
Gain on purchase of La Cocinera	—	—	(9.8)	(g)	(9.8)
Other costs	—	—	0.9	(h)	0.9
Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption(i)					492.2
Iglo(j)					29.8
Findus(k)					2.2

Pro Forma As Adjusted EBITDA(l)					178.5

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo Group level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit or loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Adjustment to add back strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(e)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(f)	Add back of restructuring costs incurred by the Findus Group in relation to various countries.
(g)	Adjustment to eliminate bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera in the three months ended June 30, 2015.
(h)	Elimination of other costs recognized by the Findus Group, mainly relating to an emissions permit penalty.
(i)	Adjustment to eliminate a €492.2 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(j)	Adjustments to (i) increase EBITDA by €2.4 million for the differential in trading days between year on year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (iii) eliminate a €1.4 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(k)	Adjustments to reflect accounting policy alignments between Findus Group and Nomad Foods policies; specifically (i) expensing (€0.9) million of capitalized new product development costs and internal labor costs and (ii) eliminating a €3.1 million prior ownership corporate charge.
(l)	Pro Forma As Adjusted EBITDA margin 16.9% for the six months ended June 30, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by Combined Pro Forma As Adjusted revenue.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company; (v) synergies from combining the Findus and Iglo businesses and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Contact Details

Media Contact:

Arielle Patrick

Weber Shandwick

+1-212-445-8470

apatrick@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com